

January 16, 2015

Via E-mail
Mr. A. Stephen Meadows
Chief Accounting Officer
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071

Re: Rock-Tenn Company
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed November 24, 2014
File No. 001-12613

Dear Mr. Meadows:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations (Segment Data), page 27

1.   We note from your website that you group your containers available for sale under your Corrugated Packaging segment into five different categories (i.e., standard, customized, courier, food services, and bulk bins), and that there are additional categories of non-container products for sale in this segment. Item 303(a)(3)(i) of Regulation S-K requires, in part, a description of any significant components of revenues that are necessary to understand your results of operations, but you generally do not provide information related to the aforementioned components. Please explain to us why it is not necessary to provide information related to these components in your MD&A to comply with

Regulation S-K, or provide us revised disclosure for inclusion in your filings that addresses Item 303. As part of your response, please provide us the revenue for each of the categories of container and non-container revenues, for the periods presented. In addition, please explain to us how you considered FASB ASC 280-10-50-40 as it relates to product revenue disclosure in your financial statement footnotes.

2.   We note that revenue for your Corrugated Packaging segment increased $242.0 million in fiscal 2014 due to the Tacoma Mill acquisition and higher selling prices which were partially offset by lower volumes excluding the acquisition, although the extent of the contribution to the increase in revenue from each of these factors is not clear. Item 303(a)(3) of Regulation S-K appears to require a discussion of the extent to which each of these factors contributed to the increase. Please explain to us why it is not necessary to provide additional information related to these factors in your MD&A to comply with Regulation S-K, or provide us revised disclosure for inclusion in your filings that address the requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief